# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAPC Defense, Inc., CIK 0001703625
CUSIP: 077827103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 Lake Ave SE, Largo, Florida (FL), 33771
Date of event which requires filing of this statement: 04/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001804182

## Reporting persons
- Greentree Financial Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 23,551,618; shared voting power 0; sole dispositive power 23,551,618; shared dispositive power 0; aggregate amount beneficially owned 23,551,618 (9.99% of the class)
  Comment: All shares of Common Stock, $.001 par value (the "Common Stock"), of Treasure & Shipwreck, Inc. (the "Issuer") held by Greentree Financial Group, Inc. ("Reporting Person") may be deemed to be beneficially owned by the Reporting Person. The above number is based on (a) 235,751,936 shares of the Issuer's Common Stock outstanding as of March 26, 2025, according to information provided by the Issuer; (b) 0 shares of Common Stock issued directly to the Reporting Person; and (c) 23,551,618 shares of Common Stock currently issuable by the Issuer pursuant to the terms of the convertible promissory notes, as described in Item 4(a) of this Schedule 13G.

## Item 1. Issuer
Name of issuer: NAPC Defense, Inc.
Address of issuer's principal executive offices: 4910 Creekside Dr. Unit K, Clearwater, FL 33760

## Item 2. Person Filing
Name of person filing: Greentree Financial Group, Inc.; Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.
Address of principal business office or, if none, residence: 900 S. Pine Island Road, Suite 310, Plantation, FL 33324
Citizenship: United State of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
23,064,924 (1)

(1) As of May 14, 2025, the Reporting Person may be deemed the beneficial owner of 23,551,618 shares of Common Stock consisting of 0 shares of Common Stock held directly, and 23,551,618 shares of Common Stock issuable upon the conversion of two promissory notes issued June 16, 2024 and October 17, 2024, respectively.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 23,551,618 (1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 23,551,618 (1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greentree Financial Group, Inc.: Robert C Cottone, VIce-President (05/14/2025)